PACIFIC PREMIER BANCORP, INC.

17901 Von Karman Ave., Suite 1200

Irvine, California 92614

April 6, 2020

Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549-0213

Re:                             Pacific Premier Bancorp, Inc.

Acceleration Request

Registration Statement on Form S-4

File No. 333-237188

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Pacific Premier Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Tuesday, April 7, 2020, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Jeffrey Haas, Holland & Knight LLP, 800 17th Street, NW, Suite 1100, Washington, D.C. 20006.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement.  Further, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Jeffrey Haas at (202) 955-3000 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ STEVEN R. GARDNER
Steven R. Gardner
Chairman, President and Chief Executive Officer